Exhibit 99.1

Optimi Health Launches Standardized Microdose Psilocybin Products for Clinical Research

Two naturally derived finished drug products, at 1mg and 2mg, give research organizations the consistent, validated doses required for controlled studies

New microdose formats extend Optimi’s psilocybin range, which includes a 5mg formulation currently commercially prescribed for treatment-resistant depression in Australia under the country’s Authorized Prescriber Scheme

VANCOUVER, British Columbia, June 16, 2026 – via GlobeNewswire – Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) (the “Company” or “Optimi”), a commercial-stage GMP pharmaceutical manufacturer of regulated psychedelic drug products, today announced it has completed production of two microdose psilocybin finished drug products, formulated at 1 mg and 2 mg dosages. The products are available to qualified, authorized clinical research organizations.

Microdosing refers to taking low, sub-perceptual doses of a psychedelic on a repeated schedule. Common regimens include the Fadiman protocol (one day on, two days off) and the Stamets protocol (four days on, three days off), which build in rest days to limit tolerance.

CEO and Co-Founder Dane Stevens said: “Most microdosing relies on dried mushrooms, whose psilocybin content varies widely from batch to batch. Optimi’s capsules instead deliver naturally derived psilocybin at a validated, consistent dose, pairing the natural source many researchers prefer with the accurate dosage that controlled research requires. The 1mg and 2mg dosage formats extend Optimi’s psilocybin range, which already includes the 5 mg capsule formulation currently prescribed for treatment-resistant depression in Australia.”

Optimi produces these products start to finish in-house, cultivating and harvesting the mushrooms, generating a full-spectrum mushroom extract as the active pharmaceutical ingredient (API), and formulating, encapsulating, and packaging the finished product for export to clinical research organizations. Every stage is completed on-site Optimi’s wholly owned GMP facility in Princeton, British Columbia, Canada, under its Health Canada Drug Establishment License (DEL).

Optimi supplies finished psilocybin and MDMA drug products to regulated markets internationally, supporting both patient access and clinical research. Inquiries about product supply for special access programs and clinical trials may be directed to sales@optimihealth.ca.

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada.

Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca or optimi.net.

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(262) 357-2918

OPTHF@mzgroup.us

www.mzgroup.us

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the availability, intended use and potential benefits of the Company’s 1 mg and 2 mg microdose psilocybin finished drug products, the Company’s ability to supply finished psilocybin and MDMA drug products and other psychedelic drug products to qualified, authorized clinical research organizations and regulated markets internationally; the anticipated demand for, benefits of and commercial opportunities associated with the Company’s psilocybin product portfolio and supply operations; the Company’s ability to maintain applicable licenses, authorizations and regulatory approvals; and the Company’s ability to support patient access, special access programs, authorized prescriber programs and clinical research. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “seeks,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements are based on a number of assumptions and estimates and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time, which are available at www.sec.gov and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.

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